March 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler Sebastian Gomez Abero

Re:	Marina Biotech, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed March 25, 2011 File No. 333-172819

Dear Mr. Riedler:

Marina Biotech, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 9:00 A.M., Eastern Time on Wednesday, March 30, 2011, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Thank you for your consideration of this request. Should you have any questions or require additional information, please contact the undersigned or our counsel, Michael T. Campoli, Esq., of Pryor Cashman LLP at (212) 326-0468.

Sincerely,

/s/ Peter S. Garcia

Peter S. Garcia
Chief Financial Officer